Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 5 DATED MARCH 8, 2018
TO THE OFFERING CIRCULAR DATED DECEMBER 26, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated December 26, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 27, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset Acquisition; and
•	Asset Performance Projections.

Asset Acquisition

Acquisition of Senior Mortgage Loan – NextGen Homes, LLC

On March 5, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $2,700,000, with initial funding in the amount of $495,000 and the remainder to be drawn down over time (the “NextGen Homes Senior Loan”). The borrower, NextGen Homes, LLC, a California limited liability company (“NextGen Homes”), used the loan proceeds to acquire 27,149 square feet of land that is currently unentitled and intends to entitle and receive RTI permits for seventeen homes under the Los Angeles Small Lot Ordinance at 3409 – 3421 Fletcher Avenue, Los Angeles, CA 90065 (the “NextGen Homes Property”).

NextGen Homes is managed by the principals of WJK Development and Calcagnie Group, Grant Keene and Sean Calcagnie, respectively. WJK is a development company focused on Southern California. The company was formed in 2014 and in 2016 was ranked the Fastest Expanding Small Business in Orange County by The OC Business Journal. With more than 45 current and 20 closed single family home and subdivision projects, WJK’s track record is valued at more than $56 million. Calcagnie Group is headed by Sean Calcagnie and is providing the equity for this deal.

The NextGen Homes Property is composed of three parcels, which are improved as follows: 3409 Fletcher Drive has a 1,264 square foot residence and a small auto repair/storage; 3411 Fletcher Drive has 1,628 square foot residence that was built in 1928 and the front portion of the lot has separate address of 3415 Fletcher Drive and is improved with a Mexican restaurant that comprises approximately 650 square feet plus a 400 square foot covered patio and was built circa 1960; 3421 Fletcher Drive has a 776 square foot residence built in 1921 situated at the rear of the lot. The unit located at 3411 Fletcher is expected to remain occupied after purchase. The lease expires on March 31st, 2018. After lease expiration, both parties have the right to terminate the lease with a 30-day notice. 3409 Fletcher and 3421 Fletcher will be delivered vacant at acquisition.

On the original closing date of the NextGen Homes Senior Loan, NextGen Homes was capitalized with approximately $405,000 of equity capital from the borrower.

The NextGen Homes Senior Loan bears an interest rate of 9.50% per annum, with an amount equal to 9.50% per annum paid current on a monthly basis through the maturity date, March 5, 2020 (the “NextGen Homes Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, Fundrise Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 1.5% of the NextGen Homes Senior Loan amount, paid directly by NextGen Homes.

NextGen Homes has the ability to extend the NextGen Homes Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and NextGen Homes will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.5%.

The Guarantors have provided customary bad boy carve-out guarantees.

As of its closing date, the NextGen Homes Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 85%. The LTC ratio is the amount of the NextGen Homes Senior Loan divided by the land purchase price. As of its closing date, the NextGen Homes Senior Loan’s as-entitled loan-to-value ratio, or the LTV ratio, was approximately 57.8%. The LTV ratio is the amount of the NextGen Homes Senior Loan divided by the February 2018, third-party appraised value of the NextGen Homes Property as-entitled. There can be no assurance that such value is correct.

The NextGen Homes Property is located in the Glassell Park/Cypress Park submarket of Los Angeles, CA. The submarket is nestled between Atwaters Village and Highland Park and is approximately six miles to Downtown Los Angeles.

As the NextGen Homes Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Asset Performance Projections

The following table contains updated performance assumptions and projections for certain real estate equity assets held by us. This disclosure is in addition to previous disclosures made regarding such assets. The projected performance is based on the actual performance of each asset, as of February 1, 2018, plus the following forward-looking assumptions. For assets held in a pooled portfolio, the individual assumptions are presented at the asset level, but the projected returns are at the portfolio level. For assets not held in a pooled portfolio, both the individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

RSE-CSC, LLC Portfolio
Asset Name	Projected Portfolio Returns	Total Renovation Hard Cost per Unit	Average Increase to Monthly Rent from Renovation	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Other Income Growth	Average Annual Expense Growth	Hold
Albuquerque, NM – Arbors (RSE-CSC, LLC)		$2,739	$31 - $34	8% - 8.5%	2.00%	2.00%	2.00%	10
Albuquerque, NM – Courtyards (RSE-CSC, LLC)		$5,044	$31 - $71	10% - 10.5%	2.00%	2.00%	2.00%	10
Combined Portfolio	12.44% - 14.47%

Improvements are currently underway across all properties. Renovation costs were partially funded at closing, with subsequent equity draws forecasted to meet the total renovation budget. In the base case, average renovation rent increases are empirically derived from i) historic performance of subject property units that have been fully renovated and leased, and/or ii) comparable property renovated unit types within the submarket. Stabilized economic vacancy, annual rent and expense growth are consistent with the PwC Real Estate Investor Survey Q2 2017. Exit capitalization rates range from 6% to 8%, approximately 50 basis points more conservative than the as-stabilized, third-party appraisals ordered by the senior lender on each asset at closing. Hold periods assumed match the term of the underlying senior loan for each property. Upside projections are derived from each property’s real estate operating partner’s internal projections, which are based on growth and other assumptions, the delta of which is primarily driven by annual rent growth, renovated rent increases, expense growth, exit capitalization rates, and replacement reserves.

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise West Coast Opportunistic REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.